EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended October 3, 2009
Fixed charges:
Interest expense	$106
Estimated interest portion of rents	25
Total fixed charges	$131

Income:
Loss from continuing operations before income taxes	$(84)
Fixed charges	131
Dividends received from Finance group	284
Eliminate pretax loss of Finance group	238
Adjusted income	$569

Ratio of income to fixed charges	4.34